


Deepa Krishnan 🔊 · 3rd

Founder and CEO of Spoonful

Spoonful · Princeton University

San Francisco, California, United States · **Contact info**

500+ connections

Experience


Founder and CEO
Spoonful
Mar 2018 - Present · 4 yrs
San Francisco Bay Area

Helping people on special diets discover and share the best new foods.
Food is medicine.   ...see more


Founder and CEO
Incremental
Feb 2017 - Feb 2018 · 1 yr 1 mo
San Francisco Bay Area

We launched a team-based holistic health app - on Slack.


Vice President of Product
Datanyze Inc.
Aug 2016 - Feb 2017 · 7 mos
San Francisco Bay Area

Acquired by ZoomInfo


Vice President of Product
Demandbase
Feb 2012 - Jul 2016 · 4 yrs 6 mos

Product owner for Demandbase advertising, data and API solutions. Responsible for product strategy and management
(including related business-development, intellectual property, and privacy matters).   ...see more

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Researcher/Collaborator
The Wiseman Group
Jan 2012 - 2016 · 4 yrs 1 mo
San Francisco Bay Area

Helped Liz Wiseman, bestselling author of "Multipliers", to research and edit her next book - "Rookie Smarts":
https://www.amazon.com/Rookie-Smarts-Learning-Beats-Knowing/dp/006232263X

See all 11 experiences